Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 10, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 10, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

AEGON delivers growth in sales and earnings; maintains strong capital position

•	Business growth, cost reductions and favorable financial markets drive higher earnings

•	Underlying earnings increase to EUR 425 million, including additional adverse mortality experience of EUR 12 million compared to Q1 2011

•	Impairments decline to lowest level in four years to EUR 41 million

•	Net income increases to EUR 521 million driven by favorable fair value items results and tax benefits

•	Return on equity of 6.9%, or 7.8% excluding run-off businesses

•	Target of doubling fee-based earnings achieved: 35% of first quarter underlying earnings from fee businesses

•	Strong increase in total sales driven by pension and asset management deposits

•	US pension sales and new asset management mandates drive 50% increase in deposits to EUR 11 billion

•	Accident and health sales increase 23% to EUR 195 million, driven by growth in the Americas

•	New life sales decline 11% to EUR 445 million; increase in US offset by lower sales in UK and Netherlands

•	MCVNB increases to EUR 125 million; product repricing as a result of low interest rates

•	Continued strong capital position and cash flows

•	IGDa) solvency ratio increases to 201%; IGD surplus capital of EUR 7.1 billion

•	Capital base ratio of 74.2%; on track to exceed minimum of 75% by the end of 2012

•	Operational free cash flow increases to EUR 805 million, including EUR 400 million of exceptional items

Statement of Alex Wynaendts, CEO

“Following a year of considerable transformation, AEGON’s businesses made a strong start in the first quarter of 2012 with solid increases in sales and earnings. Our successful efforts to reduce costs across our organization have created greater focus while also contributing to higher earnings. Our emphasis on serving the growing demand for retirement planning solutions led to the substantial increase in pension deposits in the United States and our third-party asset management business succeeded in capturing a significant inflow of new business. In keeping with one of our key strategic objectives, we delivered early on our target to generate a greater proportion of earnings from fee-based versus spread-based business.

“We were pleased with the low level of impairments during the quarter, their lowest in four years. At the same time, it continues to be our priority to maintain AEGON’s strong capital position in this period of continued economic uncertainty.

“AEGON’s first quarter results confirm the resilience of our franchise and that the actions being pursued by management are the right ones. It is for this reason that we look forward to resuming a dividend payment, which will be decided during our upcoming Annual General Meeting of Shareholders.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions b)	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax	1	425	346	23	414	3

Net income	2	521	81	—	327	59

Sales	3	1,758	1,409	25	1,411	25

Market consistent value of new business	4	125	71	76	121	3

Return on equity	5	6.9%	5.2%	33	7.7%	(10)

For notes see page 20.

STRATEGIC HIGHLIGHTS

•	AEGON details UK pensions reform proposition

•	AEGON expands strategic partnership with Liberbank in Spain

•	AEGON to delist its common shares from the London Stock Exchange

Sustainable earnings growth with an improved risk-return profile

AEGON aims to deliver sustainable earnings growth with an improved risk-return profile. The following targets* have been set by the company:

•	Grow underlying earnings before tax on average by 7%-10% per annum between 2010 and 2015.

•	Achieve a return on equity of 10%-12% by 2015.

•	Increase fee-based earnings to 30%-35% of underlying earnings before tax by 2015.

•	Increase normalized operational free cash flow by 30% by 2015 from 2010 level.

AEGON believes it can achieve these targets at the lower end of the target ranges as the economic slowdown adversely affects the company’s growth potential.

AEGON’s AMBITION

To be a leader in all its chosen markets by 2015

AEGON’S STRATEGIC PRIORITIES

•	Optimize portfolio

•	Enhance customer loyalty

•	Deliver operational excellence

•	Empower employees

AEGON’s ambition

AEGON’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees. These key objectives have been embedded in all AEGON businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

Optimize portfolio

In the United Kingdom, AEGON is positioning itself to capture the opportunities presented by pension reform and the introduction of automatic enrolment into pension schemes. In March 2012, AEGON announced it would be working with the National Employment Savings Trust (NEST) Corporation in the United Kingdom to provide integrated auto-enrolment support for employers who want to run an AEGON pension scheme alongside a NEST scheme. Auto-enrolment is expected to increase employer and employee engagement in workplace pension arrangements and AEGON is well placed to offer complementary pension solutions. AEGON is on track to launch a dedicated workplace savings platform solution in mid-2012, as part of its recently launched AEGON Retirement Choices (ARC) platform.

AEGON is also focused on securing strategic distribution agreements in the United Kingdom ahead of the market changes as a result of the Retail Distribution Review and has recently confirmed it has been selected for the restricted advice panel of leading adviser group Sesame Bankhall.

Asia represents a key long-term growth market for AEGON. To fully optimize the prospects for AEGON’s businesses throughout the region, all of AEGON’s Asian operations are now managed from the company’s regional head office in Hong Kong. This allows AEGON to better leverage product and distribution expertise, capture efficiencies, and pursue organic growth of AEGON’s franchise in Asia.

As of the first quarter of 2012, AEGON has revised its financial reporting to reflect these changes in its organization. Businesses that were previously managed by AEGON Americas are included in the Asia line of business within the “New Markets” segment going forward. The change does not have any impact on consolidated total underlying earnings or net income reported by AEGON.

*	Main economic assumptions embedded in targets: annual gross equity market return of 9%, 10 year US interest rate of 4.75% in 2016 and EUR/USD rate of 1.35.

In Spain, AEGON has reached an agreement with Liberbank to expand its long-term life insurance and pension partnership with the acquisition of 50% of Liberbank Vida. In addition to the network of Caja Cantabria, the agreement now also includes the branch networks of Cajastur and Caja Extremadura. The agreement allows AEGON and Liberbank to provide life insurance and pension products to over one million clients through a network of over 700 branch offices.

In India, AEGON Religare has relaunched iTerm, an innovative term life insurance product combining it with a number of optional new riders. The company once again demonstrates its leading position in online sales and expects to sell at least 15 to 20 percent of its policies through online distribution within two years as millions of Indian consumers go online. Since the introduction of iTerm in 2009, over 19,000 policies have been sold online.

AEGON received approval from the Dutch Central Bank (DNB) to set up a second premiepensioen-instelling (PPI), a low-cost carrier for individual retirement savings accounts. AEGON’s second PPI will provide defined contribution pension solutions for small- and medium-sized enterprises and is complimentary to AEGON’s first PPI which specifically targets larger corporations.

Deliver operational excellence

In the United Kingdom, AEGON has successfully implemented its new operating model and reached its target to reduce operating expenses for its Life and Pension businesses by 25% from 2009 levels. The program to restructure the business delivers GBP 80 million in expense savings, the benefits of which are visible in 2012.

In the Netherlands, AEGON is on track with reorganizing its business to be more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The reorganization program and other initiatives will result in reducing the cost base for AEGON The Netherlands by EUR 100 million, compared to the cost base for 2010. The cost savings aim to offset pressure on underlying earnings from higher mortgage funding costs, increased longevity provisioning and a declining life insurance back-book. The majority of the cost savings is expected to be achieved in 2012. To date, AEGON has implemented costs savings of EUR 49 million.

Delisting from London Stock Exchange

AEGON will make an application to delist its common shares from the London Stock Exchange (LSE) in the United Kingdom. The volume of AEGON shares traded on the LSE is negligible and does not justify the related expenses. The last trading date will be announced once the application to delist has been accepted by the LSE. AEGON shares will remain listed on Euronext Amsterdam and the New York Stock Exchange.

FINANCIAL OVERVIEW c)

EUR millions	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax
Americas		292	316	(8)	336	(13)
The Netherlands		79	75	5	81	(2)
United Kingdom		29	(26)	—	12	142
New markets		88	65	35	68	29
Holding and other		(63)	(84)	25	(83)	24

Underlying earnings before tax		425	346	23	414	3

Fair value items		156	(20)	—	(85)	—
Realized gains / (losses) on investments		45	49	(8)	91	(51)
Impairment charges		(41)	(94)	56	(62)	34
Other income / (charges)		(17)	(194)	91	(3)	—
Run-off businesses		(2)	1	—	22	—

Income before tax		566	88	—	377	50
Income tax		(45)	(7)	—	(50)	10

Net income		521	81	—	327	59

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		521	79	—	327	59
Non-controlling interests		—	2	—	—	—

Net underlying earnings		328	253	30	333	(2)

Commissions and expenses		1,399	1,684	(17)	1,513	(8)
of which operating expenses	11	781	872	(10)	837	(7)

New life sales
Life single premiums		1,160	1,876	(38)	1,726	(33)
Life recurring premiums annualized		329	311	6	328	—

Total recurring plus 1/10 single		445	498	(11)	501	(11)

New life sales
Americas	12	120	109	10	105	14
The Netherlands		32	117	(73)	65	(51)
United Kingdom		213	189	13	247	(14)
New markets	12	80	83	(4)	84	(5)

Total recurring plus 1/10 single		445	498	(11)	501	(11)

New premium production accident and health insurance		195	188	4	159	23
New premium production general insurance		14	13	8	13	8

Gross deposits (on and off balance)
Americas	12	7,392	5,009	48	5,629	31
The Netherlands		560	560	—	462	21
United Kingdom		8	9	(11)	19	(58)
New markets	12	3,083	1,522	103	1,267	143

Total gross deposits		11,043	7,100	56	7,377	50

Net deposits (on and off balance)
Americas	12	1,061	(886)	—	(233)	—
The Netherlands		(185)	(160)	(16)	(115)	(61)
United Kingdom		(1)	1	—	2	—
New markets	12	1,364	108	—	(1,719)	—

Total net deposits excluding run-off businesses		2,239	(937)	—	(2,065)	—
Run-off businesses		(1,160)	(611)	(90)	(880)	(32)

Total net deposits		1,079	(1,548)	—	(2,945)	—

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax increased 3% compared with the first quarter 2011 to EUR 425 million in the first quarter of 2012. This increase is the result of a strong delivery on cost reduction programs, higher fee-based earnings due to favorable equity markets and favorable currency movements. Earnings were negatively impacted by adverse mortality experience and lower fixed annuity earnings in the Americas, and in the Netherlands by poor morbidity experience.

Underlying earnings from the Americas amounted to EUR 292 million. The 13% decrease compared to the first quarter of 2011 is primarily due to unfavorable mortality results (EUR 12 million) and lower fixed annuity earnings, as the product is de-emphasized, partly offset by higher fee-based earnings. In addition, earnings were impacted by recurring charges for Corporate Center expenses (EUR 7 million) and an increase in employee benefit expenses (EUR 10 million).

In the Netherlands, underlying earnings decreased 2% to EUR 79 million. The decline was mainly the result of adverse claim experience on disability products in the non-life business offset by a higher contribution from AEGON’s growing Dutch mortgage loan portfolio.

In the United Kingdom, underlying earnings more than doubled to EUR 29 million. The strong improvement in earnings was driven by the successful implementation of the cost reduction program in AEGON’s businesses in the United Kingdom and the non-recurrence of exceptional charges recorded in the previous year.

Underlying earnings from New Markets increased 29% to EUR 88 million. The increase was mainly the result of higher underlying earnings at AEGON Asset Management as a result of the effects of growth, increased fees and phasing of expenses, only partly offset by lower underlying earnings from Central & Eastern Europe and Variable Annuities Europe.

Total holding costs decreased 24% to EUR 63 million as part of AEGON’s Corporate Center expenses are now charged to the operating units. This change reflects the various services and support provided by the Corporate Center to operating units. The first quarter 2012 charge to operating units amounted to EUR 16 million.

Net income

All operating units contributed positively to net income in the first quarter 2012. The increase to EUR 521 million was driven by higher underlying earnings, favorable results on fair value items and lower impairments.

Fair value items

The results from fair value items increased to EUR 156 million. These positive results mainly related to alternative asset performance in the Americas, the guarantee portfolio in the Netherlands and derivates in the holding.

Realized gains on investments

In the first quarter, realized gains on investments amounted to EUR 45 million and were the result of normal trading in the investment portfolio.

Impairment charges

Impairments decreased to EUR 41 million, the lowest amount in four years. Impairments continue to be primarily linked to residential mortgage-backed securities in the United States.

Other charges

Other charges amounted to EUR 17 million and consisted mainly of a EUR 17 million charge related to the full year 2012 Hungarian bank tax. Restructuring charges in the Netherlands (EUR 3 million) and AEGON Asset Management (EUR 1 million) were offset by income related to policyholder tax of EUR 6 million.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 2 million as positive results for BOLI/COLI (EUR 17 million) were offset by a loss on the institutional spread-based business (EUR 7 million) and the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities (EUR 9 million).

Income tax

Income tax amounted to a charge of EUR 45 million in the first quarter, including a benefit of EUR 51 million related to the run-off of the company’s institutional spread-based activities in Ireland. Also, a EUR 27 million tax benefit was recorded in the United Kingdom as a result of an announced tax rate reduction and the Netherlands reported a tax benefit of EUR 19 million resulting from a settlement.

Return on equity

Higher average shareholders’ equity excluding revaluation reserves and lower net underlying earnings compared with the first quarter 2011, resulted in a return on equity of 6.9% for the first quarter 2012. Return on equity excluding the run-off businesses amounted to 7.8% over the same period.

Operating expenses

In the first quarter, operating expenses decreased 7% to EUR 781 million as a result of cost savings, lower restructuring charges and divestments.

Sales and deposits

AEGON’s total sales increased 25% to EUR 1.8 billion. Increased new life sales in the Americas were offset by lower sales in the United Kingdom and the Netherlands. Strong gross deposits were particularly driven by pension deposits in the Americas and good performance in both the retail and institutional segments of AEGON Asset Management. New premium production for accident and health also increased strongly, mainly driven by travel insurance in the United States.

Market consistent value of new business

AEGON manages its business on an economic framework basis, meaning that it prices its products based on hedgeable market circumstances, versus assumptions about future economic conditions. As of the first quarter of 2012, AEGON starts disclosing the market consistent value of new business on a quarterly basis. At the same time, the publication of value of new business on the company’s traditional embedded value basis is being discontinued.

Compared with the first quarter of 2011, the market consistent value of new business increased slightly to EUR 125 million. Higher profitability in the annuity business in the United Kingdom and a higher contribution from mortgage loans in the Netherlands were partially offset by a decrease in value of new business in the Americas due to lower interest rates.

Revenue-generating investments

Revenue-generating investments rose 3% compared with year-end 2011 to EUR 437 billion at March 31, 2012. The increase as a result of net inflows and the effect of higher equity markets on unit-linked and off balance sheet assets was partly offset by outflows from run-off businesses and fixed annuities.

Capital management

AEGON’s core capital excluding revaluation reserves amounted to EUR 17.7 billion, equivalent to 74.2%6 of the company’s total capital base at March 31, 2012. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 21.3 billion. The increase was a result of first quarter’s net income and an increase in the revaluation reserves partly offset by a decline in the value of the US dollar against the euro.

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2012	Dec. 31, 2011%
Revenue-generating investments (total)	436,753	423,518	3

Investments general account	140,770	144,079	(2)
Investments for account of policyholders	149,501	142,529	5
Off balance sheet investments third parties	146,482	136,910	7

The revaluation reserves increased slightly to EUR 3.6 billion during the first quarter mainly the result of a tightening of credit spreads.

In addition, the foreign currency translation reserves declined, primarily the result of a strengthening of the euro against the US dollar. Shareholders’ equity per common share, excluding preference capital, amounted to EUR 10.18 at March 31, 2012.

At the end of the first quarter 2012, excess capital in the holding amounted to EUR 1.4 billion. AEGON aims to maintain at least 1.5 times holding expenses as a buffer at the holding, in 2012 equivalent to approximately EUR 750 million.

At March 31, 2012, AEGON’s Insurance Group Directive (IGD) ratio was 201%, an increase from the level of 195% at the end of 2011. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States remained level at ~445%, the IGD ratio in the Netherlands increased to ~210%, while the Pillar I ratio in the United Kingdom was ~135% at the end of the first quarter 2012.

In May, AEGON completed the sale of EUR 667 million of SAECURE 11 notes. The transaction included a USD 600 million tranche of USD denominated residential mortgage-backed securities (RMBS) placed with US investors. With this transaction, AEGON is further diversifying its RMBS investor base outside Europe.

AEGON believes the successful placement is a recognition by US investors that Dutch RMBS notes are regarded as high-quality and that AEGON’s SAECURE program is acknowledged as a top-tier program in the Dutch RMBS market. The net proceeds will be used to refinance part of the existing Dutch mortgage loan portfolio of AEGON.

Cash flows

AEGON aims to deliver sustainable cash flows and has announced its intention to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

AEGON’s subsidiaries generated EUR 805 million in operational free cash flows during the first quarter. Operational free cash flows were positively impacted by favorable interest rate movements and rising equity markets. Excluding exceptional items of approximately EUR 400 million, operational free cash flows totaled EUR 405 million. Operational free cash flows represent distributable earnings generation of the business units. The impact of capital preservation initiatives is not included in the reported operational free cash flows.

APPENDIX I • Americas •The Netherlands •United Kingdom •New Markets

FINANCIAL OVERVIEW, Q1 2012 GEOGRAPHICALLY c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	102	56	17	38	—	213
Individual savings and retirement products	126	—	—	(4)	—	122
Pensions	62	21	13	1	—	97
Non-life	—	(5)	—	12	1	8
Distribution	—	7	(1)	—	—	6
Asset Management	—	—	—	29	—	29
Other	—	—	—	—	(64)	(64)
Share in underlying earnings before tax of associates	2	—	—	12	—	14

Underlying earnings before tax	292	79	29	88	(63)	425

Fair value items	64	42	(2)	7	45	156
Realized gains / (losses) on investments	9	34	—	2	—	45
Impairment charges	(30)	(3)	—	(4)	(4)	(41)
Other income / (charges)	(1)	(3)	6	(18)	(1)	(17)
Run-off businesses	(2)	—	—	—	—	(2)

Income before tax	332	149	33	75	(23)	566
Income tax	(53)	(8)	13	(27)	30	(45)

Net income	279	141	46	48	7	521

Net underlying earnings	208	62	48	59	(49)	328

EMPLOYEE NUMBERS

	Mar. 31, 2012	Dec. 31, 2011
Employees excluding agents	22,132	22,249
Agents	2,936	3,039

Total number of employees excluding Associates	25,068	25,288
AEGON’s share of employees (including agents) in Associates	2,908	3,982

Total	27,976	29,270

AMERICAS

•	Underlying earnings before tax amount to USD 383 million, impacted by adverse mortality experience

•	Net income increases to USD 366 million, driven by positive fair value items and lower impairments

•	Strong sales of life insurance and accident & health at USD 157 million and USD 231 million respectively

•	Gross deposits of USD 9.7 billion up 26% driven by continued strong pension deposits

Underlying earnings before tax

Underlying earnings from the Americas in the first quarter 2012 amounted to USD 383 million. The decrease compared to the first quarter of 2011 is primarily due to unfavorable mortality results (USD 16 million) partly offset by higher fee-based earnings. In addition, earnings were impacted by recurring charges for Corporate Center expenses of USD 9 million and an increase of USD 13 million in employee benefit expenses.

•	Earnings from Life & Protection in the Americas amounted to USD 128 million. Compared with Q1 2011, earnings included USD 16 million of higher mortality claims.

•

Individual Savings & Retirement earnings decreased to USD 163 million. Earnings from variable annuities improved to USD 97 million as a result of higher account balances. Fixed annuity earnings decreased to USD 62 million as a result of declining asset balances as the product is de-emphasized.

•	Earnings from Employer Solutions & Pensions remained level at USD 81 million as the effect of growth in account balances was offset by increased benefit plan and Corporate Center expenses.

•	Canada earnings decreased to USD 8 million, while earnings from Latin America amounted to USD 3 million.

Net income

Net income from AEGON’s businesses in the Americas increased to USD 366 million in the first quarter. The main drivers were positive results from fair value items and lower impairments, partly offset by a decrease in underlying earnings, a decline in results from run-off businesses and lower realized gains on investments.

Results from fair value items amounted to USD 83 million for the quarter. Alternative asset performance was USD 158 million above its expected return, mainly driven by a significant change in the valuation of a fund containing mineral rights. In addition, credit derivatives gained USD 54 million as a result of credit spread tightening. The macro hedge loss of USD 108 million reflected the strong increase in equity markets during the quarter and the continued low interest rate environment.

Gains on investments of USD 12 million were realized as a result of normal trading activity. Net impairments amounted to USD 39 million, the lowest amount in four years. Impairments continue to be primarily linked to US residential mortgage-backed securities.

The results of run-off businesses amounted to a loss of USD 3 million. The loss on the institutional spread-based business and the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities was partly offset by positive results from BOLI/COLI.

Net income included a net tax expense of USD 69 million in the first quarter, including a tax benefit of USD 34 million related to the run-off of the company’s institutional spread-based activities in Ireland.

Return on capital

In the first quarter 2012, the return on average capital, excluding revaluation reserves, invested in AEGON’s business in the Americas amounted to 5.6%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would have amounted to 6.6%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 1% to USD 478 million, primarily due to the divestiture of Transamerica Reinsurance and the wind down of the BOLI/COLI activities. Excluding restructuring charges, run-off activities, employee benefit plan expenses and the Corporate Center cost allocation, operating expenses increased 1%.

Sales and deposits

New life sales increased 10% to USD 157 million, primarily driven by strong indexed universal life sales as the product was recently launched into the brokerage channel. New premium production for accident & health insurance increased to USD 231 million, mainly the result of increased travel insurance sales.

Gross deposits increased to USD 9.7 billion as a result of higher takeover deposits in the retirement plan space and increased stable value deposits. Variable annuity sales continued to be strong, despite a re-pricing of the company’s variable annuity offerings reflecting the current low interest rate environment and subsequent higher hedging costs in its riders.

Net deposits increased to USD 1.4 billion in the first quarter – excluding run-off businesses. AEGON’s core growth areas of variable annuities and pensions recorded net inflows of USD 0.4 billion and USD 2.3 billion respectively, which were partly offset by fixed annuity outflows of USD 0.6 billion. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurs net outflows as a result.

Market consistent value of new business

In view of the fact that interest rates declined sharply in the third quarter of 2011, AEGON has actively repriced products and slowed down sales of unprofitable business in order to meet its return targets. As a result, a decline in the market consistent value of new business was mitigated and amounted to USD 62 million in the first quarter 2012. A strong contribution from the pensions business was more than offset by lower value of new business on certain universal life insurance and variable annuity products compared to the first quarter of 2011.

Revenue-generating investments

Revenue-generating investments amounted to USD 327 billion at March 31, 2012, an increase of 3% compared with year-end 2011. The decrease in general account assets as a result of outflows from the run-off businesses and fixed annuities was more than offset by net inflows and the effect of higher equity markets on unit-linked and off balance sheet assets.

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2012	Dec. 31, 2011%
Revenue-generating investments (total)	326,661	315,791	3

Investments general account	114,117	116,283	(2)
Investments for account of policyholders	86,279	80,137	8
Off balance sheet investments third parties	126,265	119,371	6

AMERICAS c)

USD millions	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax by line of business
Life and protection		128	154	(17)	180	(29)
Fixed annuities		62	58	7	90	(31)
Variable annuities		97	121	(20)	93	4
Retail mutual funds		4	5	(20)	6	(33)

Individual savings and retirement products		163	184	(11)	189	(14)
Employer solutions & pensions		81	83	(2)	81	—
Canada		8	4	100	11	(27)
Latin America		3	1	200	(2)	—

Underlying earnings before tax		383	426	(10)	459	(17)

Fair value items		83	(189)	—	(17)	—
Realized gains / (losses) on investments		12	7	71	34	(65)
Impairment charges		(39)	(87)	55	(80)	51
Other income / (charges)		(1)	(50)	98	—	—
Run-off businesses		(3)	1	—	30	—

Income before tax		435	108	—	426	2
Income tax		(69)	13	—	(76)	9

Net income		366	121	—	350	5

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		366	121	—	350	5

Net underlying earnings		273	301	(9)	337	(19)

Commissions and expenses		1,055	1,347	(22)	1,186	(11)
of which operating expenses		478	481	(1)	481	(1)

New life sales	12
Life single premiums		65	43	51	100	(35)
Life recurring premiums annualized		150	144	4	133	13

Total recurring plus 1/10 single		157	148	6	143	10

Life & protection		124	116	7	110	13
Employer solutions & pensions		9	5	80	6	50
Canada		14	15	(7)	17	(18)
Latin America		10	12	(17)	10	—

Total recurring plus 1/10 single		157	148	6	143	10

New premium production accident and health insurance		231	233	(1)	189	22

Gross deposits (on and off balance) by line of business	12
Life & protection		3	4	(25)	3	—
Fixed annuities		91	72	26	83	10
Variable annuities		1,214	1,396	(13)	1,179	3
Retail mutual funds		754	627	20	775	(3)

Individual savings & retirement products		2,059	2,095	(2)	2,037	1
Employer solutions & pensions		7,544	4,517	67	5,554	36
Canada		74	82	(10)	97	(24)
Latin America		4	4	—	—	—

Total gross deposits		9,684	6,702	44	7,691	26

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(9)	(11)	(14)	29
Fixed annuities		(628)	(752)	16	(801)	22
Variable annuities		363	658	(45)	220	65
Retail mutual funds		(31)	(191)	84	(50)	38

Individual savings & retirement products		(296)	(285)	(4)	(631)	53
Employer solutions & pensions		1,797	(950)	—	485	—
Canada		(105)	(37)	(184)	(158)	34
Latin America		4	4	—	—	—

Total net deposits excluding run-off businesses		1,390	(1,277)	—	(318)	—
Run-off businesses		(1,519)	(812)	(87)	(1,202)	(26)

Total net deposits		(129)	(2,089)	94	(1,520)	92

THE NETHERLANDS

•	Underlying earnings before tax of EUR 79 million, including a loss of EUR 5 million in Non-life

•	Net income increases to EUR 141 million

•	New life sales decrease to EUR 32 million as result of lower sales in Life and Pensions

Underlying earnings before tax

In the first quarter 2012, underlying earnings from AEGON’s operations in the Netherlands decreased to EUR 79 million as higher earnings in Life & Savings were offset by lower earnings in Non-life. In addition, earnings were impacted by recurring charges for Corporate Center expenses of EUR 4 million.

•

Earnings from AEGON’s Life & Savings operations in the Netherlands increased to EUR 56 million, up 30% compared to the first quarter of 2011, partly driven by a higher contribution from AEGON’s growing mortgage loan portfolio and cost savings.

•	Earnings from the Pension business amounted to EUR 21 million, as the benefit of expense savings was mainly offset by lower investment income.

•

Non-life recorded a loss of EUR 5 million, as a result of adverse claim experience on disability products which has been only partly offset by a reserve release following an update of assumptions. General trends in claim experience in disability in the Dutch non-life market are negative and are expected to continue throughout 2012 as a result of the current economic conditions.

•	Earnings from the distribution businesses decreased to EUR 7 million mainly driven by deteriorated market conditions.

Net income

Net income from AEGON’s businesses in the Netherlands increased to EUR 141 million and included a one-off tax benefit of EUR 19 million. Results on fair value items improved compared to the first quarter of 2011 and amounted to EUR 42 million. Gains on investments totaled EUR 34 million for the quarter and were a result of normal trading activity in the portfolio. Other charges included EUR 3 million related to the restructuring program in the Netherlands.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the Netherlands declined to 6.4%, the combined result of higher average capital levels and lower net underlying earnings. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 1% to EUR 187 million, mainly driven by realized cost savings. Operating expenses included additional charges of EUR 3 million related to the restructuring of the Dutch operations.

Sales and deposits

New life sales decreased in the first quarter to EUR 32 million. Pension sales declined to EUR 14 million, as the comparable quarter of 2011 included a large single contract. Individual life sales declined and amounted to EUR 18 million, primarily driven by a shrinking Dutch life insurance market and lower production levels of mortgage-related life insurance.

Production of mortgages in the first quarter of 2012 declined to EUR 649 million, primarily the result of less activity on the Dutch mortgage market.

Premium production for accident & health amounted to EUR 9 million. Sales in income insurance products declined compared to the first quarter of 2011, as a result of price increases to improve margins. General insurance production amounted to EUR 9 million, up 13% compared to the first quarter of 2011, due to growth in newly added distribution channels.

Gross deposits increased to EUR 560 million, following a marketing campaign at AEGON Bank and the offering of more competitive interest rates.

Market consistent value of new business

The market consistent value of new business in the Netherlands increased significantly compared to the first quarter of 2011 to EUR 27 million. The increase was mainly driven by a higher contribution from mortgage loans and the successful introduction of a new mortgage product in 2011 (Banksparen).

Revenue-generating investments

Revenue-generating investments increased 3% to EUR 64 billion, compared with the previous quarter. The increase was driven mainly by the positive effect of higher equity markets and lower credit spreads.

THE NETHERLANDS

EUR millions	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax by line of business
Life and Savings		56	40	40	43	30
Pensions		21	36	(42)	22	(5)
Non-life		(5)	2	—	5	—
Distribution		7	—	—	11	(36)
Share in underlying earnings before tax of associates		—	(3)	—	—	—

Underlying earnings before tax		79	75	5	81	(2)

Fair value items		42	189	(78)	(60)	—
Realized gains / (losses) on investments		34	33	3	35	(3)
Impairment charges		(3)	(5)	40	(2)	(50)
Other income / (charges)		(3)	(84)	96	(8)	63

Income before tax		149	208	(28)	46	—
Income tax		(8)	(60)	87	(7)	(14)

Net income		141	148	(5)	39	—

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		141	148	(5)	39	—

Net underlying earnings		62	50	24	66	(6)

Commissions and expenses		270	261	3	272	(1)
of which operating expenses		187	191	(2)	189	(1)

New life sales
Life single premiums		245	856	(71)	457	(46)
Life recurring premiums annualized		7	31	(77)	19	(63)

Total recurring plus 1/10 single		32	117	(73)	65	(51)

Life and Savings		18	13	38	26	(31)
Pensions		14	104	(87)	39	(64)

Total recurring plus 1/10 single		32	117	(73)	65	(51)

New premium production accident and health insurance		9	7	29	10	(10)
New premium production general insurance		9	6	50	8	13

Gross deposits (on and off balance) by line of business
Life and Savings		560	560	—	382	47
Pensions		—	—	—	80	—

Total gross deposits		560	560	—	462	21

Net deposits (on and off balance) by line of business
Life and Savings		(185)	(160)	(16)	(142)	(30)
Pensions		—	—	—	27	—

Total net deposits		(185)	(160)	(16)	(115)	(61)

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2012	Dec. 31, 2011%
Revenue-generating investments (total)	64,283	62,242	3

Investments general account	39,572	39,019	1
Investments for account of policyholders	24,711	23,223	6

UNITED KINGDOM

•	Underlying earnings before tax increase to GBP 25 million as a result of lower expenses

•	Net income amounts to GBP 39 million

•	New life sales decrease to GBP 178 million due to anticipated lower pension sales

Underlying earnings before tax

In the first quarter of 2012, underlying earnings before tax increased to GBP 25 million, driven by lower expenses and the non-recurrence of exceptional charges. Earnings were negatively impacted by recurring charges for Corporate Center expenses of GBP 2 million.

•	Earnings from Life declined to GBP 15 million, the result of lower earnings from annuities and adverse claims experience in individual protection.

•

Earnings from Pensions improved strongly to GBP 11 million, mainly driven by the non-recurrence of exceptional charges recorded in the previous year and successful implementation of the cost reduction program in the AEGON’s business in the UK.

•	Distribution recorded a loss of GBP 1 million.

Net income

Net income declined to GBP 39 million, as higher underlying earnings were more than offset by lower realized gains on investments. Results on fair value items amounted to a loss of GBP 2 million. There were no impairments or realized gains during the quarter. A reduction in the corporate tax rate in the United Kingdom had a positive impact of GBP 22 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the United Kingdom increased to 6.3%, primarily as a result of higher net underlying earnings from pensions. Net underlying earnings for the first quarter of 2012 included a tax benefit of GBP 22 million from a reduction in the corporate tax rate in the United Kingdom. There was a similar benefit in the first quarter in 2011. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses for the first quarter of 2012 amounted to GBP 62 million, a 37% reduction following the successful implementation of the cost reduction program in the United Kingdom. Operating expenses in the first quarter benefited from favorable timing differences. For the full year, AEGON expects to achieve operating expenses at target level.

Sales and deposits

New life sales decreased 16% to GBP 178 million compared to the first quarter of 2011, as a result of an anticipated decrease in sales of pensions. In group pensions, increases in new business from increments and new entrants to existing schemes was offset by an anticipated decrease in sales of new schemes following reductions in commission levels to maintain margins. Compared to the fourth quarter of 2011, sales increased by 11%.

Market consistent value of new business

The market consistent value of new business in the United Kingdom increased to GBP 22 million, mainly driven by lower acquisition expenses and positive margin on the annuities business, partly offset by lower margins on unitized and protection business.

Revenue-generating investments

Revenue-generating investments increased 3% to GBP 53 billion, compared with year-end of 2011, primarily the result of higher equity markets.

UNITED KINGDOM

GBP millions	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax by line of business
Life		15	30	(50)	21	(29)
Pensions		11	(50)	—	(9)	—
Distribution		(1)	(2)	50	(2)	50

Underlying earnings before tax		25	(22)	—	10	150

Fair value items		(2)	3	—	(1)	(100)
Realized gains / (losses) on investments		—	6	—	25	—
Impairment charges		—	(1)	—	—	—
Other income / (charges)	7	5	(49)	—	(5)	—

Income before tax		28	(63)	—	29	(3)
Income tax attributable to policyholder return		(5)	(4)	(25)	(1)	—

Income before income tax on shareholders return		23	(67)	—	28	(18)
Income tax on shareholders return		16	(9)	—	18	(11)

Net income		39	(76)	—	46	(15)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		39	(76)	—	46	(15)

Net underlying earnings		40	(40)	—	33	21

Commissions and expenses of which operating expenses		142	184	(23)	172	(17)
		62	98	(37)	98	(37)

New life sales	8
Life single premiums		600	648	(7)	841	(29)
Life recurring premiums annualized		118	96	23	127	(7)

Total recurring plus 1/10 single		178	161	11	211	(16)

Life		17	17	—	16	6
Pensions		161	144	12	195	(17)

Total recurring plus 1/10 single		178	161	11	211	(16)

Gross deposits (on and off balance) by line of business
Variable annuities		7	8	(13)	17	(59)

Total gross deposits		7	8	(13)	17	(59)

Net deposits (on and off balance) by line of business
Variable annuities		(1)	1	—	2	—

Total net deposits		(1)	1	—	2	—

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2012	Dec. 31, 2011%
Revenue-generating investments (total)	52,761	51,052	3

Investments general account	8,298	8,313	—
Investments for account of policyholders	44,463	42,739	4

NEW MARKETS

•	Underlying earnings before tax increase to EUR 88 million driven by asset management and Asia

•	Net income amounts to EUR 48 million, including EUR 17 million charge for Hungarian bank tax

•	New life sales decline 5% to EUR 80 million, the result of lower sales in Asia

•	Strong deposits of EUR 3.1 billion driven by both retail and institutional inflows for asset management

Underlying earnings before tax

In New Markets, underlying earnings before tax increased 29% to EUR 88 million. The increase is mainly the result of higher underlying earnings at AEGON Asset Management and Asia, only partly offset by lower underlying earnings from Central & Eastern Europe and Variable Annuities Europe. In addition, earnings were impacted by recurring charges for Corporate Center expenses to all operating units of EUR 2 million.

•

Earnings from Central & Eastern Europe declined to EUR 23 million, primarily as a result of adverse currency movements. In Hungary, favorable claim experience was offset by lower margins on mortgage loans. In Poland, earnings declined as a result of the pension legislation changes implemented in 2011.

•	Results from AEGON’s operations in Asia increased to EUR 9 million as a result of higher investment income, favorable currency movements and implemented cost savings.

•	Earnings from Spain & France increased 9% to EUR 25 million as result of business growth in Spain and the inclusion of earnings from Caixa Sabadell Vida.

•	Earnings from Variable Annuities Europe declined to EUR 2 million which was mainly the result of higher expenses related to projects to position the company for future growth.

•	Earnings from AEGON Asset Management increased significantly to EUR 29 million, which is the result of growth, increased fee income and timing differences in operating expenses.

Net income

Net income from AEGON’s operations in New Markets declined 2% and amounted to EUR 48 million. Higher underlying earnings and positive results from fair value items were offset by higher impairment charges.

The first quarter also included a charge of EUR 17 million related to the full year Hungarian bank tax, while the comparable quarter last year had included a charge of EUR 20 million which was more than offset by a benefit of EUR 37 million related to a settlement of legal claims.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in New Markets increased to 9.0%, mainly the result of higher net underlying earnings. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 4% to EUR 143 million in the first quarter, mainly the result from timing differences in asset management operating expenses, which are expected to reverse in the remainder of the year.

Sales and deposits

New life sales declined 5% compared with the first quarter 2011 to EUR 80 million.

•

In Central & Eastern Europe, new life sales amounted to EUR 27 million. At constant currencies, new life sales increased 7% as lower production in Hungary was more than offset by higher production in Poland and Turkey.

•

In Asia, new life sales declined to EUR 15 million, mainly as a result of lower universal life sales in Hong Kong and Singapore after repricing and lower sales in India following regulatory changes. This was only partly offset by higher production in China due to a more focused approach towards distribution channels.

•	New life sales in Spain & France remained level at EUR 38 million as the inclusion of Caixa Sabadell Vida offset the lower production at other joint venture partners in Spain.

New premium production from AEGON’s general insurance in Central & Eastern Europe remained level and amounted to EUR 5 million. New premium production from AEGON’s accident & health insurance in CEE and Asia remained level at EUR 10 million.

Gross deposits in New Markets amounted to EUR 3.1 billion and increased strongly compared to first quarter of 2011. Gross deposits in AEGON Asset Management increased substantially to EUR 2.8 billion as a result of good performance in both the retail and institutional segments. In the CEE gross deposits declined following pension legislation changes in Hungary and Poland.

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 24 million as a result of lower margins in Spain and the effect of lower interest rates on margins in Asia and for Variable Annuities Europe.

Revenue-generating investments

Revenue-generating investments increased 13% compared with the fourth quarter of 2011 to EUR 63 billion, mainly driven by the positive performance of capital markets.

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2012	Dec. 31, 2011%
Revenue-generating investments (total)	63,288	56,156	13

Investments general account	4,957	4,782	4
Investments for account of policyholders	6,663	6,415	4
Off balance sheet investments third parties	51,668	44,959	15

NEW MARKETS c)

EUR millions	Notes	Q1 2012	Q4 2011%		Q1 2011%

Underlying earnings before tax
Central Eastern Europe		23	26	(12)	26	(12)
Asia		9	1	—	—	—
Spain & France		25	24	4	23	9
Variable Annuities Europe		2	1	100	5	(60)
AEGON Asset Management		29	13	123	14	107

Underlying earnings before tax		88	65	35	68	29

Fair value items		7	(10)	—	—	—
Realized gains / (losses) on investments		2	2	—	3	(33)
Impairment charges		(4)	(25)	84	(2)	(100)
Other income / (charges)		(18)	1	—	11	—

Income before tax		75	33	127	80	(6)
Income tax		(27)	(10)	(170)	(31)	13

Net income		48	23	109	49	(2)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		48	21	129	49	(2)
Non-controlling interests		—	2	—	—	—

Net underlying earnings		59	55	7	44	34

Commissions and expenses of which operating expenses		208	217	(4)	203	2
		143	153	(7)	149	(4)

New life sales	12
Life single premiums		146	230	(37)	209	(30)
Life recurring premiums annualized		66	60	10	63	5

Total recurring plus 1/10 single		80	83	(4)	84	(5)

Life		75	80	(6)	70	7
Associates		5	3	67	14	(64)

Total recurring plus 1/10 single		80	83	(4)	84	(5)

Central Eastern Europe		27	26	4	27	—
Asia		15	15	—	19	(21)
Spain & France		38	42	(10)	38	—

Total recurring plus 1/10 single		80	83	(4)	84	(5)

New premium production accident and health insurance		10	9	11	10	—
New premium production general insurance		5	7	(29)	5	—

Gross deposits (on and off balance)	12
Central Eastern Europe		116	153	(24)	182	(36)
Asia		34	32	6	11	—
Spain & France		10	34	(71)	8	25
Variable Annuities Europe		120	118	2	131	(8)
AEGON Asset Management		2,803	1,185	137	935	200

Total gross deposits		3,083	1,522	103	1,267	143

Net deposits (on and off balance)	12
Central Eastern Europe		42	144	(71)	108	(61)
Asia		31	29	7	11	182
Spain & France		(26)	(12)	(117)	(11)	(136)
Variable Annuities Europe		28	38	(26)	26	8
AEGON Asset Management		1,289	(91)	—	(1,853)	—

Total net deposits		1,364	108	—	(1,719)	—

APPENDIX II

MARKET CONSISTENT VALUE OF NEW BUSINESS

	MC VNB
EUR millions, after tax		Q1 2012	Q4 2011%		Q1 2011%

Americas		47	(5)	—	66	(29)
The Netherlands		27	37	(27)	1	—
United Kingdom		27	24	13	19	42
New Markets		24	15	60	35	(31)

Total		125	71	76	121	3

MODELED NEW BUSINESS, APE AND DEPOSITS
	Premium business APE
EUR millions	Notes	Q1 2012	Q4 2011%		Q1 2011%
	9
Americas		279	284	(2)	218	28
The Netherlands		70	173	(60)	75	(7)
United Kingdom		216	187	16	237	(9)
New Markets		129	108	19	120	8

Total		694	752	(8)	650	7

	Deposit business Deposits
EUR millions	Notes	Q1 2012	Q4 2011%		Q1 2011%
	9
Americas		4,935	3,449	43	4,340	14
United Kingdom		8	10	(20)	19	(58)
New Markets		180	251	(28)	215	(16)

Total		5,123	3,710	38	4,574	12

MC VNB/PVNBP SUMMARY

		Premium business
		MC VNB	PVNBP	MC VNB / PVNBP	MC VNB / APE
EUR millions	Notes	Q1 2012%			%
	10
Americas		32	1,212	2.6	11.3
The Netherlands		27	816	3.3	38.5
United Kingdom		27	1,408	1.9	12.4
New Markets		23	962	2.4	18.1

Total		109	4,398	2.5	15.7

		Deposit business
		MC VNB	PVNBP	MC VNB / PVNBP	MC VNB / Deposits
EUR millions	Notes	Q1 2012%			%
	10
Americas		15	7,424	0.2	0.3
United Kingdom		—	8	—	—
New Markets		1	280	0.2	0.4

Total		16	7,712	0.2	0.3

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

11)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses.

Q1 2012

Employee expenses	504
Administrative expenses	262

Operating expenses for IFRS reporting	766
Operating expenses related to associates	15

Operating expenses in earnings release	781

12)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2011 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2011 figures have been revised to reflect changes in AEGON’s organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the New Markets segment. This revision in financial reporting reflects changes in management of the organization, as AEGON’s Asian operations are now managed from the company’s regional head office in Hong Kong.

Currencies

Income statement items: average rate 1 EUR = USD 1.3101 (2011: USD 1.3663).

Income statement items: average rate 1 EUR = GBP 0.8335 (2011: GBP 0.8523).

Balance sheet items: closing rate 1 EUR = USD 1.3317 (2011: USD 1.4207; year-end 2011: USD 1.2982).

Balance sheet items: closing rate 1 EUR = GBP 0.8335 (2011: GBP 0.8837; year-end 2011: GBP 0.8353).

ADDITIONAL INFORMATION

The Hague, May 10, 2012

Media conference call

7:45 a.m. CET: Podcast available after the call on www.aegon.com

Analyst & investor conference call

9:00 a.m. CET: Audio webcast on www.aegon.com

Call-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Replay

Two hours after the conference call, a replay will be available on www.aegon.com.

Supplements

AEGON’s Q1 2012 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON

As an international life insurance, pensions and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have nearly 47 million customers across the globe.

Contact information Media Relations: Greg Tucker + 31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations: Willem van den Berg + 31 (0) 70 344 8305 ir@aegon.com www.aegon.com
Key figures – EUR	Q1 2012	Full year 2011
Underlying earnings before tax	425 million	1.5 billion
New life sales	445 million	1.8 billion
Gross deposits	11.0 billion	32 billion
Revenue-generating investments (end of period)	437 billion	424 billion

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. We may define and calculate market consistent value of new business differently than other companies. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about AEGON’s results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of AEGON’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.